July 18, 2016

Filed pursuant to Rule 433

Registration Statement No. 333-209385

Jefferies Group LLC

Senior Fixed Rate 15-Year Step-Up Callable Notes due July 21, 2031

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.

Title of the Series:	Senior Fixed Rate 15-Year Step-Up Callable Notes due July 21, 2031.

Aggregate principal amount:	$55,000,000. The Issuers may increase the aggregate principal amount prior to the original issue date but are not required to do so.

Issue price:	$1,000 per note (100%)

Pricing date::	July 18, 2016

Original issue date:	July 21, 2016 (3 business days after the pricing date)

Maturity date:	July 21, 2031, subject to the Issuers’ redemption right.

Interest accrual date:	July 21, 2016

Interest rate:	4.25%, from and including the original issue date to, but excluding, July 21, 2021. 5.50%, from and including July 21, 2021 to, but excluding, the maturity date.

Interest payment period:	Semi-annual

Interest payment dates:	Each January 21 and July 21, beginning January 21, 2017; provided that if any such day is not a business day, the interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360

Redemption:	The Issuers will have the right to redeem the notes, in whole or in part, on July 21, 2021, and pay 100% of the stated principal amount per note plus accrued and unpaid interest to, but excluding, the date of such redemption. If the Issuers elect to redeem the notes, they must provide notice at least 5 business days before the redemption date.

Optional Redemption Date:	July 21, 2021

Specified currency:	U.S. dollars

CUSIP/ISIN:	47233JAC2

Book-entry or certificated note:	Book-entry

Business day:	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.

Trustee:	The Bank of New York Mellon

Calculation Agent:	The Bank of New York Mellon

Use of Proceeds:	General corporate purposes

Listing:	None

Immaterial Corrective Adjustments

We made immaterial correcting adjustments to our historical Consolidated Statements of Cash Flows for the three months ended February 29, 2016, the year ended November 30, 2015, the nine months ended August 31, 2015, the three months ended February 28, 2015, the year ended November 30, 2014, the nine months ended November 30, 2013 and the three months ended February 28, 2013. The adjustments below relate to a classification error in the reporting of net change in bank overdrafts within our Consolidated Statements of Cash Flows. The adjustments have no effect on our Consolidated Statements of Financial Condition, the Consolidated Statements of Earnings, the Consolidated Statements of Changes in Equity or the Consolidated Statements of Comprehensive Income for these periods and are not material to our financial statements for any reported period.

The following equal and offsetting correcting adjustments were made to the net change in Accrued expenses and other liabilities and the net change in bank overdrafts for the three months ended February 29, 2016, the year ended November 30, 2015, the nine months ended August 31, 2015, the three months ended February 28, 2015, the year ended November 30, 2014, the nine months ended November 30, 2013 and the three months ended February 28, 2013.

	Successor			Predecessor
(in thousands)	Year Ended November 30, 2015	Year Ended November 30, 2014	Nine Months Ended November 30, 2013	Three Months Ended February 28, 2013
Increase (decrease)
Net change in accrued expenses and other liabilities	$(29,295)	$(20,974)	$2,025	$802
Net change in bank overdrafts	29,295	20,974	(2,025)	(802)

(in thousands)	Three Months Ended February 29, 2016	Three Months Ended February 28, 2015	Nine Months Ended August 31, 2015
Increase (decrease)
Net change in accrued expenses and other liabilities	$41,978	$9,467	$(24,466)
Net change in bank overdrafts	(41,978)	(9,467)	24,466

These adjustments had similar impacts on the Net change in cash (used in) provided by operating activities and the Net change in cash (used in) provided by financing activities contained within the Consolidated Statements of Cash Flows.

The following tables set forth the adjustments and revisions to our Consolidated Statements of Cash Flows for the periods presented:

	Successor						Predecessor
	Year Ended November 30, 2015		Year Ended November 30, 2014		Nine Months Ended November 30, 2013		Three Months Ended February 28, 2013
(in thousands)	As Originally Reported	As Revised	As Originally Reported	As Revised	As Originally Reported	As Revised	As Originally Reported	As Revised
Operating activities
Increase (decrease) in accrued expenses and other liabilities	$(230,370)	$(259,665)	$69,459	$48,485	$414,515	$416,540	$(267,336)	$(266,534)
Net cash provided by (used in) operating activities	(210,092)	(239,387)	(6,939)	(27,913)	745,210	747,235	(394,170)	(393,368)
Financing activities
Net change in bank overdrafts	$—	$29,295	$—	$20,974	$—	$(2,025)	$—	$(802)
Net cash provided by (used in) financing activities	(218,489)	(189,194)	813,331	834,305	(277,743)	(279,768)	733,538	732,736

	Three Months Ended February 29, 2016		Three Months Ended February 28, 2015		Nine Months Ended August 31, 2015
(in thousands)	As Originally Reported	As Revised	As Originally Reported	As Revised	As Originally Reported	As Revised
Operating activities
Increase (decrease) in accrued expenses and other liabilities	$(247,374)	$(205,396)	$(494,018)	$(484,551)	$(204,520)	$(228,986)
Net cash provided by (used in) operating activities	(1,099,977)	(1,057,999)	(1,369,533)	(1,360,066)	(608,688)	(633,154)
Financing activities
Net change in bank overdrafts	$—	$(41,978)	$—	$(9,467)	$—	$24,466
Net cash provided by (used in) financing activities	201,557	159,579	690,021	680,554	31,233	55,699

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary pricing supplement dated June  28, 2016

Prospectus supplement dated February  4, 2016

Prospectus dated February 4, 2016

The issuer has filed a registration statement (including a prospectus) and has also filed a prospectus supplement and pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies LLC at (201)761-7610.